MERUS LABS INTERNATIONAL INC.

Certificate Pursuant to National Instrument 54-101
Communication with Beneficial Owners of Securities of a Reporting Issuer

TO:                 CANADIAN SECURITIES REGULATORY AUTHORITIES

                       Merus Labs International Inc. (the “Corporation”) hereby certifies, pursuant to paragraph 2.20(c) of National Instrument 54-101 (“NI 54-101”), that it is relying upon section 2.20 of NI 54-101 in connection with the proxy-related materials relating to the special meeting of the Corporation’s shareholders scheduled for July 10, 2017 and that it has made the arrangements described in paragraphs 2.20(a) and 2.20(b) of NI 54-101.

Dated:             June 5, 2017.

MERUS LABS INTERNATIONAL INC.

By: “Michael Bumby”
Name: Michael Bumby
Title: Chief Financial Officer